Room 4561
via fax (520) 901-3200

August 31, 2006

Stephen M. Bennett
President and Chief Executive Officer
Intuit Inc.
2700 Coast Avenue
Mountain View, CA 94043

> **Re:** **Intuit Inc.**
> **Form 10-K for the Fiscal Year Ended July 31, 2005**
> **Filed September 26, 2005**
> **Form 8-K Filed June 29, 2006**
> **File no. 0-21180**

Dear Mr. Bennett:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief